PRIVATE CLIENT SERVICES, LLC
(S.E.C. I.D. No 8-68183)

STATEMENT OF FINANCIAL CONDITION

FISCAL YEAR-ENDED DECEMBER 31, 2024

AND

INDEPENDENT AUDITORS' REPORT

****



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SEC FILE NUMBER
8-68183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Private Client Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2225 Lexington Road
(No. and Street)

Louisville (City) KY (State) 40206 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ernest Sampson (Name) (502) 992-3540 (Area Code – Telephone Number) esampson@pcsbd.net (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co, PLLC
(Name – if individual, state last, first, and middle name)

608 Mabry Hood Road (Address) Knoxville (City) TN (State) 37932 (Zip Code)

11/05/2003 (Date of Registration with PCAOB)(if applicable) 910 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernest Sampson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Private Client Services, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JACQUELINE LEE KAPP
Notary Public
Commonwealth of Kentucky
Commission Number KYNP57979
My Commission Expires Sep 10, 2026

Jacqueline Lee Kapp

Notary Public

Signature: [signature]

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS



RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Private Client Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Private Client Services, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Private Client Services, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Private Client Services, LLC's management. Our responsibility is to express an opinion on Private Client Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Private Client Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC

We have served as Private Client Services, LLC's auditor since 2011.

Knoxville, Tennessee
February 28, 2025

Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	2,200,331
Deposit with clearing firm		250,000
Deposits with clearing organizations and others		30,772
Due from clearing broker		3,265,257
Securities owned, at fair value		15,028
Accounts receivable		116,377
Commissions and fees receivable		1,825,000
Prepaid assets and other		941,630
Right-of-use asset, net		144,923
Furniture, equipment, software and leasehold improvements, net		84,989
TOTAL ASSETS	$	**8,874,307**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expense	$	375,805
Commissions and fees payable		3,261,166
Deferred revenue		2,043,296
Operating lease liabilities		142,505
TOTAL LIABILITIES		**5,822,772**
MEMBER'S EQUITY		**3,051,535**
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**8,874,307**

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Activities – Private Client Services, LLC (the "Company") is a dual registrant with the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities and Exchange Commission (SEC) and with various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemption provision of the SEC Rule 15c3-3(k)(2)(ii) and other business activities contemplated by Footnote 74 due to servicing fees revenue.

Entity – The Statement of Financial Condition contains only the assets and liabilities specifically related to the business activities of the Company.

The Company's duration shall be perpetual, unless sooner dissolved in accordance with the operating agreement.

Revenue Recognition – The Company recognizes revenue on its variable annuity and mutual fund products once received with an estimate booked representing outstanding commissions and fees due.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

The Company records revenues under the provisions of ASC 606, using a five-step revenue model to recognize revenue from contracts with customers. The five steps used in this process are: 1) identify the contract, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the price to the performance obligations, and 5) recognize the revenue. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount and timing of and cash flows from customer contracts.

Basis of Accounting – The Company uses the accrual basis of accounting.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Commissions and Registered Representative Receivables – Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end, if any, will be immaterial.

The Company adopted ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)* on January 1, 2023, using the modified retroactive transition method. Receivables are stated at their estimated collectible amounts and comprise amounts billed and currently due from customers. The Company extends credit to customers in the normal course of business. Collections from customers are continuously monitored and an allowance for credit losses is maintained based on historical experience adjusted for current conditions and reasonable forecasts, taking into account industry-

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

specific economic factors. The Company also considers any specific customer collection issues. Considering that commission and fee receivables are largely similar, the Company evaluates its allowance for credit losses as one portfolio segment. At origination, the Company evaluates credit risk based on a variety of credit quality factors including prior payment experience, customer financial information, credit ratings, probabilities of default, industry trends and other internal metrics. On a continuing basis, data for each major customer is regularly reviewed based on past-due status to evaluate the adequacy of the allowance for credit losses; actual write-offs are charged against the allowance. Management has determined that an allowance for credit loss related to receivables was not required as of December 31, 2024.

Accounting Estimates – The preparation of Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Income Tax Status – The Company is an LLC, owned by KFG Enterprises, Inc., therefore all operating results are reported on a consolidated basis for tax purposes on KFG Enterprises, Inc. return as a S-Corporation election from January 1, 2012, through July 31, 2022. Beginning August 1, 2022, the consolidated return will be filed as a C-Corporation with 30% of KFG Enterprises, Inc. now owned by Private Client Services Employee Stock Ownership Plan (ESOP) and Trust and 70% owned by Ernest Sampson. At December 31, 2024, there was no material tax liability as a C-Corporation.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations. There were no interest or penalties incurred during the year ended December 31, 2024.

The Company's federal and various state income tax returns for 2021 through subsequent years are subject to examination by the applicable tax authorities generally for three years after the later of the original or extended due date.

Equipment and Depreciation – Property and equipment are carried at cost and include expenditures for computer equipment. Depreciation is computed on the straight-line basis and depreciable lives are generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed, and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation was $28,551 for the year ended December 31, 2024.

Subsequent Events – The Company has evaluated events or transactions through February 28, 2025, which is the date these financial statements were available to be issued, for items that should potentially be recognized or disclosed.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases – The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and if or when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. The Company has determined this rate to be 8% and 8.5% at the inception of the lease. There was no impairment recognized as of December 31, 2024. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Fair Value Measurements – The Company follows Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements (ASC Topic 820). ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in valuing the asset or liability based on the best information available in the circumstances. The hierarchy, defined by ASC Topic 820, provides for the following three levels to be used to classify the Company's fair value measurements:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value of securities owned is the amount at which the security could be exchanged in an orderly transaction between market participants at the measurement date. When available, the Company values securities at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of securities transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the securities are principally traded.

Refer to **NOTE 10**, Fair Value of Financial Instruments for further information.

NOTE 2 – CLEARING DEPOSIT

The Company maintains a balance of $250,000 with its clearing broker and securities organization, as a minimum balance requirement. As of December 31, 2024, the underlying balance has been reported accordingly in the accompanying statement of financial condition.

NOTE 3 – DUE FROM CLEARING BROKER

The Company clears certain customer transactions through the clearing firms, resulting in cash and cash equivalents due. As of December 31, 2024, this amount was $3,265,257.

NOTE 4 – COMMISSIONS AND FEES

Commissions and fees include brokerage commissions, life insurance commissions, mutual fund, 12b-1 and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the settlement date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Life insurance and variable annuities. The Company receives commissions for selling life insurance and variable annuities to its customers. The Company identifies contracts with customers and the performance obligations in those contracts. The Company recognizes revenue upon completion of the performance obligation, at the transaction price stipulated in each contract.

NOTE 4 – COMMISSIONS AND FEES (continued)

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Thusly, any fixed amounts are recognized on the settlement date. For variable amounts, the company estimates the amount of the fee receivable based on historic cash receipts from each provider. The historic rates are reviewed quarterly and updates to the estimates are made at that time. Further, the company reduces the estimates by 15% to account for a decline in market conditions between the date of the estimate and the actual cash receipts. The company believes this process yields materially accurate results and bases its accruals upon these estimates. At December 31, 2024, these amounts were $1,825,000.

Asset Management
Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Deferred Revenue
Deferred revenue represents revenues collected but not earned. As of December 31, 2024, this amount was $2,043,296. Deferred revenue is primarily composed of annual fees charged to registered representatives for errors and omissions insurance, FINRA licensing and registrations along with the various state registrations. Deferred revenue is recognized monthly through the fiscal year with the corresponding expenses.

NOTE 5 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash & cash equivalents and accounts receivable. The Company places its cash & cash equivalents with three financial institutions. At times, such amounts may be in excess of the FDIC insurable limits. The Company has never experienced any losses related to these cash balances.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (1934 Rule 240.15c3-1), which requires the maintenance of a minimum net capital balance of the greater of $100,000 or 6 2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital, as derived, must not exceed 15 to 1. On December 31, 2024, the Company's net capital was $2,242,754 which was $1,909,863 in excess of its minimum net capital requirement of $332,891 and the ratio of aggregate indebtedness to net capital was 2.23 to 1.

NOTE 7 – RETIREMENT PLAN

The Company has a deferred compensation 401(k) plan covering substantially all employees who meet certain eligibility requirements. For the year ended December 31, 2024, the Company's contribution to the 401(k) plan was $116,253. The Private Client Services Employee Stock Ownership Plan ("ESOP") and Trust Agreement became effective as of January 1, 2020. The primary purpose of the plan is to enable participants to acquire stock ownership in the Company. For the year ended December 31, 2024, the Company will make a contribution to the ESOP by the due date (including extensions) for filing the Company's tax return for the tax year 2024.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company leases its office space from a related entity. Rent expense paid to that related entity by the Company during 2024 was $98,050. Lease expense associated with this lease is reflected in short-term lease expense in Note 9.

NOTE 9 – LEASES

Leases-On January 1, 2019, the Company began accounting for leases under the ASU 2016-02, *Leases (Topic 842)* accounting guidance which amended existing lease accounting guidance. The update requires the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases. The Company is using a modified retrospective approach.

The Company entered into 2 non-cancellable lease agreements for office space in 2024. The leases are set to expire in 2026 and 2027, one with a 2 year annual renewal option to extend it through 2028. Additional renewal options have not been recognized as part of the right-of-use asset because it is not certain that the Company will exercise its option to extend the lease after 2026.

Operating leases	
Right-of-use asset	$144,923
Lease liability	$142,505
The components of lease expense are as follows:	
Operating lease expense	$ 68,358
Short-term lease expense	106,648
Total lease expense	$175,006
Other lease information	
Operating cash outflows from operating leases	$ 68,546
Lease term and discount rate	
Weighted average remaining lease term (in years)	2.28
Weighted average discount rate	8.14%

NOTE 9 – LEASES (continued)

Future minimum lease payments are as follows:

Year ended December 31, 2025	$ 80,782
Year ended December 31, 2026	44,471
Year ended December 31, 2027	30,282
Total minimum lease payment	$155,535
Less: amounts representing interest	13,030
Present value of lease liability	$142,505

NOTE 10 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see **NOTE 1**).

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels.

The following table summarizes the fair value of financial instruments as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Cash Equivalents				
FDIC insured deposits	$ 2,966			$ 2,966
Securities Owned				
Mutual Funds	4,683			4,683
Exchange traded funds	4,078			4,078
Equities	3,301			3,301
TOTAL SECURITIES OWNED	**$ 15,028**			**$ 15,028**

NOTE 11 – RISKS AND UNCERTAINTIES

In the normal course of business, the Company is subject to various claims and litigation arising from normal business operations. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some legal actions or claims could be decided as unfavorable to the Company. Although the amount of ultimate liabilities with respect to such matters cannot be ascertained, management is of the belief that any resulting liability should not materially affect the financial position of the Company.

NOTE 12 – SEGMENT REORTING

Private Client Services, LLC ("PCS" or "the Company") is engaged in a single line of business as a securities broker-dealer. The Company's revenue streams include **commissions, investment advisory fees, servicing fees, and trailing fees**. These revenue streams are reported as part of a **single operating segment** because:

- The **Chief Operating Decision Maker (CODM)**, identified as the **CFO and Executive Management Team**, evaluates financial performance on a **consolidated basis**.
- The **Company's operations, budgeting, and strategic decisions** are managed as a single business unit.
- The **financial reporting systems do not track discrete segment performance separately** for internal resource allocation.

In accordance with **ASC 280-10-50** and **ASU 2023-07**, the Company has assessed its reporting requirements and determined that it **operates as a single reportable segment**. As a result, the financial information provided in the statement of financial condition reflects the Company's total consolidated performance.

PCS derives revenue from various financial products, including mutual funds, annuities, and brokerage commissions.

Geographic Revenue Disclosure:

All revenue is derived from operations **within the United States**. PCS does not have international operations or geographic segment disclosures under **ASC 280-10-50-41**.

Major Customers Disclosure:

During 2024, no single external customer accounted for more than **10% of total revenues**, as defined under **ASC 280-10-50-42**.